BD 3/17

03013092

SECURITI[ES AND EXCHANGE COMMI]SSION
Washing[ton, D.C.]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rowe Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1412 Kensington Avenue
(No. and Street)

Salt Lake City, UT 84105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Rowe, Managing Memeber (801) 466-3602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Richard C.
(Name – *if individual, state last, first, middle name*)

PO Box 815, Bountiful, UT 84011-0815
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rowe Capital Partners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TERRY L. PRICE
NOTARY PUBLIC • STATE OF UTAH
1471 EAST SEVILLE WAY
BOUNTIFUL, UTAH 84010
COMM. EXP. 9-19-2006

[Signature]
Signature

Managing Member
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Richard C. Price, CPA, MBA, MAcc

Certified Public Accountant & Business Consultant

PO Box 815
1471 Seville Way
Bountiful, UT 84010
Office: (801) 298-1230
E-mail: rcp@rcpcpa.net

9730 South 700 East
Suite 111
Sandy, UT 84070
Fax: (801) 382-1710
Web Site: www.rcpcpa.net

Independent Auditor's Report

To The Members of
Rowe Capital Partners, LLC

We have audited the accompanying statement of financial condition of Rowe Capital Partners, LLC (the Company) as of December 31, 2002, and the related statement of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rowe Capital Partners, LLC at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard C. Price

Richard C. Price, CPA, MBA, MAcc
Bountiful, Utah
February 18, 2003

Rowe Capital Partners, LLC
Statement of Financial Position
December 31, 2002

Assets		
Cash	$	57,603
Receivables from customers		22,556
Property & Equipment, at cost, less accumulated depreciation of		4,303
Other Assets		10,622
		95,084
Liabilities and Member's Equity		
Liabilities		
Accrued Expenses		522
Total Liabilities		522
Member's Equity		
Member's Equity		94,562
	$	95,084

The accompanying notes are an integral part of these financial statements.

Rowe Capital Partners, LLC
Statement of Income
For the Year Ended December 31, 2002

Revenues		
Commissions	$	108,750
Investment and administrative services		60,000
		168,750
Expenses		
Salaries and other employment costs for managing member		75,000
Other employee compensation and benefits		2,298
Regulatory fees and expenses		5,805
Communication and data processing		1,765
Other expenses		20,313
		105,181
Net Income	$	63,569

The accompanying notes are an integral part of these financial statements.

Rowe Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2002

Balance at January 1, 2002	$	-0-
Member's contributions		30,993
Net income		63,569
Balance at December 31, 2002	$	94,562

The accompanying notes are an integral part of these financial statements.

Rowe Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activates:	
Net Income	$ 63,569
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	4,176
(Increase) in receivables from customers	(22,556)
Increase in accrued expenses	522
Net cash provided by operating activities	45,711
Cash flows from financing activities:	
Proceeds from member's contributions	11,892
Net cash provided by financing activities	11,892
Increase in cash	57,603
Cash at beginning of the year	0
Cash at end of the year	$ 57,603

Supplemental Information:

The Company received $6,877 of property in exchange of membership interest.

The managing member paid for various Company expenses totaling $12,224 in exchange for additional membership interest.

The accompanying notes are an integral part of these financial statements.

Note 1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Utah Limited Liability Company, which began substantial operations January 2002.

Note 2: Significant Accounting Policies

The following accounting policies are presented to facilitate the understanding of information presented in the financial statements.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, administrative services, and venture capital businesses.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income and Administrative Services
Investment advisory fees and administrative service fees are due on a monthly basis, and are recognized as earned over the term of the contract.

Income Taxes
The members are to include their share of the Partnership's profits and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Partnership. The Partnership's tax return and the amount of income or loss allocable to each partner are subject to examination by federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if an adjustment in the Partnership's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Partnership may be subject to accounting methods for federal income tax purposes, which differ significantly from the accounting methods used in preparing the financial statements in accordance with the modified cash basis of accounting. Accordingly, the net income or loss of the Partnership and the resulting balances in the partners' capital accounts reported for federal income tax purposes may differ from the balances reported for those same items in these financial statements.

Depreciation
Furniture and equipment is carried at cost and is being depreciated over estimated useful lives of 5–10 years, using straight-line or accelerated methods.

Depreciation and amortization expense, including amortization expense for assets capitalized related to organizational expenses, was $4,176 for the year ended.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Financial Instruments with Off-Balance-Sheet Risk

The Company is currently not involved with any transactions involving derivatives and other off-balance sheet financial instruments that would consist of the following...futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps.

Note 4: Concentration of Risk

Currently, substantially all of the Company's revenues are generated from one customer. In the event the Company's relationship is terminated with this customer, the Company may experience a significant decrease in annual revenues.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In addition, the Company must maintain a minimum dollar net capital requirement of $5,000. At December 31, 2002, the Company had net capital of $79,637, which was $74,637 in excess of its required net capital of $5,000.

Supplemental Information

Schedule I
Rowe Capital Partners, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Total member's equity from Statement of Financial Condition	$ 94,562
Deduct member's equity not allowable for Net Capital	-0-
Total member's equity qualified for Net Capital	94,562
Deductions and/or other charges:	
Furniture, equipment net of depreciation	(4,303)
Organization costs net of amortization	(10,622)
Net capital before haircuts on securities positions	79,637
Haircuts on securities positions	-0-
Net Capital	$ 79,637

Aggregate Indebtedness

Total liabilities from Statement of Financial Condition	$ 522
Items not included in Statement of Financial Condition	-0-
Total Aggregate Indebtedness	$ 522

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of Total Aggregate Indebtedness)	$ 35
Minimum dollar net capital requirements	$ 5,000
Net capital requirements (greater of dollar vs. %)	$ 5,000
Excess net capital (Net capital less required amount)	$ 74,637
Excess net capital at 1000%	$ 79,585
Percent of aggregate indebtedness to net capital	.655%

Other Reports

Richard C. Price, CPA, MBA, MAcc

Certified Public Accountant & Business Consultant

PO Box 815
1471 Seville Way
Bountiful, UT 84010
Office: (801) 298-1230
E-mail: rcp@rcpcpa.net

9730 South 700 East
Suite 111
Sandy, UT 84070
Fax: (801) 382-1710
Web Site: www.rcpcpa.net

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Members
Rowe Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Rowe Capital Partners, LLC. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard C. Price

Richard C. Price, CPA, MBA, MAcc
Bountiful, Utah
February 18, 2003

Rowe Capital Partners, LLC

1412 Kensington Avenue
Salt Lake City, UT 84105
(801) 466-3602

Representation Letter

To Richard C. Price, CPA, MBA, MAcc:

We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows of Rowe Capital Partners, LLC (the Company) as of December 31, 2002, and for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Rowe Capital Partners, LLC in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of December 31, 2002 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all

    a. Financial records and related data.
    b. Minutes of the meetings member meetings or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effects of any uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. There has been no

   a. Fraud involving management or employees who have significant roles in internal control.

   b. Fraud involving others that could have a material effect on the financial statements.

7. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

   b. Guarantees, whether written or oral, under which the company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

9. There are no

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board Statement No. 5, *Accounting for Contingencies*, and we have not consulted a lawyer concerning litigation, claims, or assessments.

   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

10. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

11. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is the least reasonably possible that the events that could cause the severe impact with occur in the near term.

13. There are no capital withdrawals anticipated within the next six months other than as disclosed in the consolidated financial statements or notes thereto except as follows

14. There are no material weaknesses or inadequacies at December 31, 2002, or during the period January 1, 2003, to February 18, 2003, in internal control and control activities for safeguarding securities, and the practices and procedures followed in

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

    c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

15. Net capital computations, prepared by the Company during the period from January 1, 2002, through February 15, 2003, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

James D. Rowe

Mr. James D. Rowe
Managing Member
Rowe Capital Partners, LLC